## People

### Meet John Carne, President of DPS



John Carne Speaks at OTC

John Carne is unique to Cameron in that he has worked in all three of Cameron's groups – Drilling & Production Systems, Valves & Measurement and Compressions Systems.

John joined Cameron's compressions systems business in 1971 where he started as a systems designer. Later he served as manager of technical services, manager of aftermarket services, Far East regional manager and director of operations for the UK and Norway.

In 1996 he became manager of the subsea systems division's manufacturing facility in Leeds, England and was named operations director, Eastern hemisphere for the DPS group in 1999. In 2002, he moved to the V&M group where he served as president. He was named president of the DPS group in January, 2007. John also serves as senior vice president of the corporation.

John was born and raised in London. He has been married to Jennifer for 40 years and has two grown children, Andrew and Caroline. He loves photography and playing golf.

## Innovation

### Cameron Introduces the World's First 18-3/4" 20K BOP

If any product is synonymous with the Cameron name, it is the Blowout Preventer or BOP.

In fact, Harry Cameron and his partner, Jim Abercrombie, invented the BOP in 1922 and Cameron has

World's first 18-3/4" 20K BOP introduced at OTC

been a market leader in drilling systems ever since.

A BOP is used on every well drilled – land or subsea – to control the pressures that can be encountered while drilling. Basically it is made up of a set of rams which close around the drill pipe to seal off unexpected rises in pressure.

Since the early days of the BOP, BOPs have evolved to incorporate sophisticated control systems and automated systems to close the rams and hold them closed during operation. Cameron has developed 18 progressive versions of BOPs from the Little Mo invented by Cameron and Abercrombie to the U BOP – the industry standard – to the T and TL BOPs. Today, there are more Cameron U BOPs in service around the world than



Harry Cameron Invents the First BOP

any other brand name. BOPS have also been developed in a range of sizes - from 7" to 18-3/4" and pressure ranges – from 5000 to 15,000. Today's deepwater drilling rigs are encountering higher pressures and the market has developed a need for an 18-3/4" 20,000 psi WP BOP. The combination of such a large bore size and such a high pressure rating was a difficult challenge.

Most people in the industry thought that such a BOP would be impossible to produce because it would be so large and heavy that it would not fit on current drilling rigs.

Engineers in Cameron's Drilling & Production Systems group Drilling Systems division had a head start on solving the problem. In 2007, Cameron introduced the EVO BOP at the Offshore Technology Conference

(OTC). The EVO was an 18-3/4" 15,000 psi WP BOP and represented the next EVOLUTION for drilling systems.

With the market demanding an increase to 20K, Cameron engineers were given the challenge to leverage the design work already done on the EVO BOP, to reduce the weight and foot print and come up with the very first 18-3/4" 20K BOP that would fit on today's drilling rigs. No small challenge.

Eighteen months later, the 18-3/4" 20K EVO BOP was a reality. Then at OTC 2009, the industry's first 18-3/4" 20K BOP was introduced to the industry, generating a lot of interest from customers and the media alike.

The 18-3/4" 20K EVO BOP is another example of Cameron's leadership in BOP performance and another example of the innovation and market responsiveness that makes Cameron successful.

## Global Presence

### Cameron Manufacturing in Brazil

One of the many "hot spots" in the subsea oil and gas market is Brazil. Today, all three Cameron operating groups – Drilling & Production Systems, Valves & Measurement and Compression Systems – are represented in Brazil. Cameron has 700-plus employees including 150-plus engineers with a total 30,000 square-meters in total plant area in Brazil. Plant locations include Macae and Taubate. Office locations include Rio de Janeiro and Sao Paulo.

Cameron's DPS group has been operating in Brazil since 1997, celebrating their 10th anniversary and the delivery of the 100th subsea Christmas tree manufactured in Brazil in 2007.

The Cameron DPS plant in Taubate is dedicated to the manufacture of subsea systems including Christmas trees, control systems, manifolds and other subsea products.

The plant includes state-of-the art machine tools including a sophisticated computerized pipe bending machine to produce the intricate pipe bends required in the manufacture of subsea Christmas trees, an actuator testing cell designed to pressure test gate valve actuators to 30,000 psi, an automated welding machine to produce high specification internally clad pipe, and a deep floodable pit to test subsea components.

The plant in Macae is a DPS aftermarket facility serving subsea, drilling, surface and controls product lines. Capabilities include repair, manufacture, assembly and customer property storage. Repair and remanufacturing operations incorporate hydro testing, weld cladding, post weld heat treating, machining, inspection, blasting and painting. Special capabilities include a high bay to accommodate large components, a controls clean room, a submerged gas pit, automatic TIG welding, submerged arc welding and a 20-ton stress relieve furnace. Cameron has



Cameron, Macaé, Brazil

made significant investments in Brazil since 1997 with continual growth and enhancements to facilities to meet the needs of this growing market. Cameron will continue to support this area of the world with expanded capabilities as new challenges arise.



Cameron, Taubaté, Brazil